

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Adrian D. Murphy
Chief Financial Officer
Dynacast International LLC
Dynacast Finance Inc.
14045 Ballantyne Corporate Place, Suite 300
Charlotte, North Carolina 28277

> **Re:** **Dynacast International LLC**
> **Dynacast Finance Inc.**
> **Registration Statement on Form S-4**
> **Filed February 13, 2012**
> **File No. 333-179497**

Dear Mr. Murphy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that you did not commission third party research or data for use in connection with the registration statement.

Prospectus Front Cover Page

2. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Corporate Information, page 5

3. Please describe in plain English your corporate history prior to the acquisition.

Selected Historical Financial Information, page 15

Other Financial Information, page 16

4. Please revise your registration statement, as applicable, to ensure that the amounts of your capital expenditures agree with your statements of cash flows or explain the reasons for differences.

Risk Factors, page 20

The loss of key executives could adversely impact our ability . . ., page 21

5. Please explain with greater specificity why the loss of Messrs. Newman, Murphy and Angell could result in harm to you.

Some of our employees belong to labor unions, and strikes or work stoppages, as well as labor protection laws in various countries in which we operate, which could adversely affect our operations, page 22

6. In order to make this risk factor more currently relevant, please disclose whether you have experienced any labor disruptions and clarify the extent to which you are subject to the risks discussed.

We are subject to regulations governing the export of our products, page 23

7. Please elaborate on the regulatory risks hinted at in this risk factor.

Cautionary Statement Regarding Forward-Looking Statements, page 39

8. Because investors are entitled to rely on statements in the prospectus, please remove the statement regarding undue reliance in the first statement of the last paragraph of this section.

Terms of the Exchange Offer, page 41

9. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Unaudited Pro Forma Condensed Financial Information, page 54

General

10. Please revise the titles of the applicable line items in your pro forma statements of income to clearly indicate that they exclude non-recurring items directly attributable to the transactions.

Note (b), page 56

11. Please revise your note to clarify how the amounts disclosed equate to the referenced pro forma adjustment on page 55.

Note (c), page 56

12. Please revise your note and your disclosures in MD&A to quantify and disclose the specific nature of the expenses included in transaction costs.

Note (d)2, page 56

13. Please more fully explain your basis for removing debt issuance costs associated with the bridge loan from the pro forma financial statements.

Notes (d)3 and (d)4, page 56

Notes (c)2 and (c)3, page 57

14. Please revise your notes to quantify the individual components comprising the additional interest expense in each period.

Notes (e) and (d), page 57

15. Please more fully explain to us and disclose: your reasons for using a blended statutory tax rate for each period; the reasons for differences in the annual and interim rates; and how each rate was determined and is factually supportable. Also, please more fully explain to us and disclose why the pro forma effective tax rates in each period are significantly different from statutory tax rates.

Note (e), page 57

16. Please more fully explain your basis for the different accounting treatment for the Series A preferred stock before and after June 30, 2010.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60</u>

<u>Results of Operations, page 64</u>

<u>Operating Results, pages 64, 67, and 70</u>

17. Please expand your discussion of your consolidated/combined operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

- Quantify how much of the increase or decrease in consolidated net sales, from period-to-period, was due to changes in volumes sold, changes in sales prices, and changes in foreign currency rates;

- Quantify the underlying factors you attribute to the changes in selling, general and administrative expenses as a percentage of sales; and

- More fully discuss and quantify the reasons for significant differences between your effective tax rates and statutory tax rates.

<u>Business Segment Operating Results, pages 65, 68, and 71</u>

18. Please expand your segment operating results to quantify the factors that you identify as impacting your results, including the impact of the step-up of inventory, additional depreciation and amortization expense, bonus payments, and any other factors you identify. Also, please expand your segment operating results to disclose and discuss your segment earnings for each period presented, as well as any other significant items impacting your segment earnings between periods.

<u>North America, page 66</u>

19. Please revise your disclosure to clarify the date the Montreal facility was closed, the period during which the $17.3 million decline in Montreal sales occurred, and how this reconciles with the increase in sales in North America of $2.4 million in the period from January 1, 2011 to September 30, 2011 as compared to the period from January 1, 2010 to October 3, 2010.

<u>Financial Position, page 75</u>

20. Please revise your disclosures to address and quantify the reasons for significant changes in working capital items between the periods.

Borrowing Arrangements, page 75

21. We refer to the significant financial covenants related to your senior credit facilities. Please revise your registration statement to also present, the actual leverage and interest coverage ratios, in addition to the minimum/maximum ratios permitted at each reporting date, so that investors can better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification. If your senior notes have significant financial covenants, please provide similar disclosures for those covenants.

Preferred Stock, page 76

22. It appears to us that the disclosed conversion date related to the preferred stock may not be accurate. Please clarify or revise.

Critical Accounting Policies, page 80

General

23. Please revise your disclosures related to your critical accounting policies to also address, to the extent practicable, the potential impact of changes in estimates on your financial statements.

24. Please revise your registration statement to include a critical accounting policy for your valuation of long-lived assets other than goodwill, including a discussion of the significant assumptions you used in your impairment analysis.

Goodwill, page 80

25. Please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying.

- The amount of goodwill allocated to the reporting unit.
- A description of the material assumptions that drive estimated fair value.

- A discussion of any uncertainties associated with each key assumption.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

  If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Annual Incentive Compensation, page 99

26. We note the statement that "At the time of the Acquisition, we, our shareholders and our named executive officers came to an informal agreement that we would be deemed to have met our fiscal year 2011 operating profit goal and that the executives would receive 2011 annual bonuses equal to 100% of their respective base salaries." Please disclose whether this goal was actually achieved and tell us supplementally why the bonus is being reported in the Non-Equity Incentive Compensation section of the Summary Compensation table.

2011 Grants of Plan-Based Awards, page 104

27. Please tell us where the relevant disclosure is that corresponds to footnote 4.

Financial Statements, page F-1

General

28. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Dynacast Group Audited Combined Financial Statements, page F-2

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-14

29. We note your reference to multiple element arrangements. Please more fully explain to us the nature of these arrangements and their impact on your financial statements. Also, please disclose shipping costs to customers for each period presented.

Research and Development, page F-15

30. Please disclose research and development expenses for each period presented.

Note 3 – Segment Information, pages F-17 and F-69

31. We note your reference to adjusted operating income. Please revise your disclosure to state, if true, that adjusted operating income is your measure of segment profit and loss.

Note 13 – Related Parties - Loans, page F-29

32. We refer to your loans payable to related parties and loans receivable from related parties that are offset on the face of the balance sheet. Please demonstrate to us that a right of setoff existed for these amounts at each balance sheet date. Refer to FASB ASC 210-20-45.

Dynacast International, Inc. Unaudited Consolidated Financial Statements, page 41

Condensed Balance Sheet, page F-42

33. We refer to your property and equipment, deferred financing costs, and intangible assets line items. It appears that your accumulated depreciation or accumulated amortization for each period does not follow the order of your balance sheet presentation. Please revise as appropriate.

Note 8 – Goodwill, page F-57

34. Please revise your disclosure to present the additions to goodwill during the Successor 2011 period by reportable segment. See FASB ASC 350-20-50-1.

Note 18 – Segment Information, page F-68

35. Please provide us, on a supplemental basis, with a copy of the monthly financial information received by your CODM. Please also provide us with an understanding of your organizational structure, including how you define your CODM, operating segments, and reporting units. Please specifically address if the facilities you identify under each of your reportable segments in MD&A are operating segments and/or reporting units that you are aggregating.

Note 20 – Supplemental Guarantor Information, page F-70

36. It appears that certain line items of the combined column on your condensed combining statement of operations for the period January 1, 2011 to July 19, 2011, on page F-72, do not agree with your historical condensed statement of operations on page F-41. Please revise as appropriate.

37. We refer to your condensed consolidating statements of cash flows on page F-79. Please tell us the circumstances that resulted in the parent generating positive cash flows from

operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Elizabeth G. Wren, Esq.